Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Listing Review initiated by the Toronto Stock Exchange

     TORONTO, Nov. 3 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD;
PREMF.pk) today announced it has been notified by the Toronto Stock Exchange
("TSX") that it is reviewing the eligibility of the Company's common shares for continued listing on the TSX.
     The Company is being reviewed under the TSX's Remedial Review Process and has been granted 210 days to comply with all requirements for continued
listing. If the Company cannot demonstrate that it meets all TSX listing requirements on or before June 2, 2009, the Company's common shares will be delisted 30 days from such date. A meeting of the TSX's Listings Committee is scheduled to be held on May 28, 2009 to consider whether to delist the common shares of the Company. The TSX has also advised that, if the TSX becomes aware of additional negative developments such that the continued trading or listing of the Company's shares is contrary to the public interest, an expedited listing review could be initiated.
     Over the next months, while the Company awaits their FDA appeal decision and other corporate developments, PreMD will evaluate its options in dealing with the TSX and will provide updates as they become available.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include PREVU(x) POC and PREVU(x) LT, both non-invasive skin cholesterol tests. The Company's cancer tests include
ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario. For more information about PreMD, please visit www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Ron Hosking, Vice-President Finance and CFO,
Tel: 416-222-3449 ext. 24, Email: rhosking(at)premdinc.com; Brent Norton,
President & CEO, Tel: (416) 222-3449 ext 22, Email: bnorton(at)premdinc.com/
     (PREMF PMD.)

CO:  PreMD Inc.

CNW 16:37e 03-NOV-08